T3/11 BB 3/4

SECURI 03013443 MMISSION

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH, D.C. 181 SECTION

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SEC FILE NUMBER
8-25547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company of America Securties,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 Gulf to Bay Boulevard, Suite 120
(No. and Street)

Clearwater (City) Florida (State) 33759-4259 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godels, Solomon, Barber & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

770 First Avenue North (Address) St. Petersburg (City) Florida (State) 33701 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 0 ?

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jed E. Bandes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company of America Securties, Inc., as of December 31, 20 02, are true and correct□ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHEILA A. MILLWATER
MY COMMISSION # DD 152457
EXPIRES: September 23, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page□
- ☒ (b) Statement of Financial Condition□
- ☒ (c) Statement of Income (Loss)□
- ☒ (d) Statement of Changes in Financial Condition□
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital□
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors□
- ☒ (g) Computation of Net Capital□
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3□
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3□
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3□
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation□
- ☒ (l) An Oath or Affirmation□
- ☐ (m) A copy of the SIPC Supplemental Report□
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit□

****For conditions of confidential treatment of certain portions of this filing, see section 240□7a-5(e)(3)□*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

CLEARWATER, FLORIDA

FINANCIAL STATEMENTS AND

ACCOMPANYING INFORMATION

DECEMBER 31, 2002

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

TABLE OF CONTENTS

GODELS, SOLOMON, BARBER & COMPANY, L.L.C.
certified public accountants & business consultants

Independent Auditor's Report

Board of Directors
Mutual Trust Company of America Securities, Inc.

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Godels, Solomon, Barber & Company, L.L.C.

GODELS, SOLOMON, BARBER & COMPANY, L.L.C.

February 25, 2003

770 First Avenue North
St. Petersburg, Florida 33701
Telephone: (727) 896-2111
(727) 898-7820

M U T U A L   T R U S T   C O M P A N Y   O F   A M E R I C A S E C U R I T I E S,   I N C.

CLEARWATER, FLORIDA
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	171,997.77
Commissions receivable		29,882.00
Prepaid expenses		12,151.83
Deposits with clearing organizations and others		7,500.00
Accrued interest receivable		10,369.59
Due from affiliated company - NOTE E		35,000.00
	$	**266,901.19**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable, accrued expenses, and other liabilities	$	2,709.04
Commissions payable		11,685.00
	$	**14,394.04**
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000.00
Additional paid-in-capital		100,549.00
Retained earnings		150,958.15
	$	**252,507.15**
	$	**266,901.19**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY AMERICA SECURITIES, INC.

CLEARWATER, FLORIDA
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Total Stockholder's Equity
COMMON STOCK:	
Balance at January 1, 2002	$ 1,000.00
Additional stock issued	0.00
Balance at December 31, 2002	**$ 1,000.00**
PAID IN CAPITAL:	
Balance at January 1, 2002	$ 100,549.00
Additional paid in capital	0.00
Balance at December 31, 2002	**$ 100,549.00**
RETAINED EARNINGS:	
Balance at January 1, 2002	$ 69,139.20
Net Income (Loss)	421,542.82
Distributions	(339,723.87)
Balance at December 31, 2002	**$ 150,958.15**
TOTAL STOCKHOLDER'S EQUITY AT DECEMBER 31, 2002	**$ 252,507.15**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

CLEARWATER, FLORIDA
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 1,178,920.00
Interest and dividend income	4,158.82
Other income	10,764.30
	1,193,843.12
EXPENSES:	
Commissions expense	606,716.47
Management fees - NOTE E	124,754.00
Exchange and clearance fees	17,169.67
Professional fees	7,624.58
Other expenses	16,035.58
	772,300.30
INCOME BEFORE INCOME TAXES	**421,542.82**
PROVISION FOR INCOME TAXES - NOTE B	**0.00**
NET INCOME	**$ 421,542.82**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

CLEARWATER, FLORIDA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 421,542.82
Adjustments to reconcile net income to net cash used by operations:	
(Increase) Decrease in: Commissions receivable	(18,209.92)
Other assets	(8,263.29)
Increase (Decrease) in: Accounts payable and accrued expenses	(34,736.46)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**360,333.15**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder's distributions	(339,723.87)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**(339,723.87)**
NET INCREASE (DECREASE) IN CASH	**20,609.28**
CASH AT BEGINNING OF YEAR	**151,388.49**
CASH AT END OF YEAR	**$ 171,997.77**

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:

Cost - fixed asset dispositions	$ 2,425.00
Accumulated depreciation - fixed asset dispositions	$ 2,425.00

The accompanying notes are an integral part of these financial statements.

NOTE A-ORGANIZATION AND NATURE OF BUSINESS

The Company is a registered broker/dealer engaged in the business of selling securities including stocks, bonds, and other investments (e.g. - limited partnerships). The Company's operations are conducted in Clearwater, Florida. The Company began business operations in Pinellas County in 1980.

NOTE B-SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The corporation, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

NOTE C-NET CAPITAL REQUIREMENTS

As a member firm of the National Association of Securities Dealers, Inc., the Company is subject to the capital Rules prescribed in the Securities Exchange Act of 1934, which prohibits a firm from engaging in any securities transaction whenever its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the Rules.

Furthermore, as a dealer which does not generally carry customer accounts, the Company is required to maintain net capital of not less than $50,000. At December 31, 2002 aggregate indebtedness and net capital were $14,394.04 and $165,103.73, respectively, a ratio of 8.72%.

NOTE D-SUBORDINATED LIABILITIES

The Company has no subordinated liabilities at December 31, 2002.

NOTE E-RELATED PARTY TRANSACTIONS

The Company paid $117,900.00 during the year ended December 31, 2002 to affiliated companies for various services rendered to the Company including rent, utilities, and management. The Company has a loan receivable from one of these affiliated companies in the amount of $35,000.00. The loan is a demand loan and bears interest at a rate of 7.% per annum.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
CLEARWATER, FLORIDA
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Total Stockholder's equity (from Statement of Financial Condition) and qualified for net capital		252,507.15
Deductions and/or charges:		
Nonallowable assets:		
Receivables	75,251.59	
Prepaids	12,151.83	
		87,403.42
Net capital before haircuts		165,103.73
Haircuts on securities		0.00
Net capital		**165,103.73**

Computation of Basic Net Capital Requirement

Net Capital Requirement (6-2/3% of aggregate indebtedness)	**(A)**	959.60
Minimum dollar net capital requirement	**(B)**	50,000.00
Net Capital Requirement (greater of (A) or (B))		50,000.00
Excess net capital (net capital, less required capital		115,103.73

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
CLEARWATER, FLORIDA
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Aggregate Indebtedness

Total aggregate indebtedness (liabilities from Statement of Financial Condition)	14,394.04
Percent of aggregate indebtedness to net capital	8.72
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	not applicable

MUTUAL TRUST COMPANY OF AMERICA
SECURITIES, INC.
CLEARWATER, FLORIDA
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
DECEMBER 31, 2002

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3.

M U T U A L   T R U S T   C O M P A N Y   O F   A M E R I C A
S E C U R I T I E S,   I N C.
CLEARWATER, FLORIDA
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2002

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3.

MUTUAL TRUST COMPANY OF AMERICA
SECURITIES, INC.
CLEARWATER, FLORIDA
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

A reconciliation of the differences between the computaion of net capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001 is as follows:

Net Capital (per Form X-17 A-5 Part IIA)	**98,139.00**
Add/Deduct:	
Audit adjustments (net)	66,964.73
Net Capital (per audit report)	**165,103.73**

GODELS, SOLOMON, BARBER & COMPANY, L.L.C.
certified public accountants & business consultants

Board of Directors
Mutual Trust Company of America Securities, Inc.

In planning and performing our audit of the financial statements of Mutual Trust Company of America Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. The Company is exempt from the provisions of rule 15c3-3 and, accordingly, we did not review this area

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

770 First Avenue North
St. Petersburg, Florida 33701
Telephone: (727) 896-2111
(727) 898-7820
(800) 841-9574

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Godels, Solomon, Barber & Company, L.L.C.

GODELS, SOLOMON, BARBER & COMPANY, L.L.C.

February 25, 2003